                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [  x  ]                 Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [     ]               No   [  x  ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GIGAMEDIA ANNOUNCES FIRST QUARTER 2003 FINANCIAL RESULTS

[GIGAMEDIA LOGO]

                         GIGAMEDIA REPORTS FIRST QUARTER
                             2003 FINANCIAL RESULTS


TAIPEI, Taiwan, May 16, 2003 - GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its first quarter operating and financial results. Quarter over quarter comparisons in this release are made based on audited fourth quarter results and do not include certain accelerated charges and expenses taken during the fourth quarter of 2002. See Note (A) below.

Highlights:

o Core offline music business recorded a net loss of approximately NT$29.8 million.

o    Cash burn rate in broadband ISP business unit declined to NT$3.6 million.

o Company in a strong financial position with approximately NT$2.0 billion in total cash, short-term investments and liquid marketable securities.

Chief Executive Officer Raymond Chang said, "Our financial performance during the first quarter continued to improve, despite softness in the economy and declines in the overall music industry. The success of our focus on strict cost cutting and maintaining our financial strength is clearest in our online operations. Net loss in our online operations was less than US$1 million for the period. We will continue to execute this strategy across our businesses in pursuit of improved operating performance on a consolidated basis going forward."

Chief Financial Officer Winston Hsia said, "We were pleased with our ability to manage costs during a period of difficult operating conditions. Operating cash burn in our online business unit continued to show a positive trend and highlight improvements in our operating efficiency. We will remain focused on controlling costs with capital expenditures to be made on an as needed basis going forward."

CONSOLIDATED FINANCIAL RESULTS
(FIRST QUARTER 2003 VERSUS FOURTH QUARTER 2002)

Note (A): Fourth quarter results referred to in all text portions and related tables within the body of this release are audited fourth quarter numbers, which may differ from unaudited numbers reported for our offline business unit last quarter. Note that numbers for the fourth quarter 2002 have been adjusted to exclude a write-off of approximately NT$242.9 million during the period. Quarter over quarter comparisons also exclude a write-off of NT$80.6 million in the fourth quarter of 2002 related to an investment in GigaMusic in 2001.

For the first quarter of 2003, GigaMedia reported consolidated revenues of NT$914.1 million, compared with revenues of NT$945.2 million for the fourth quarter. The company's first quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$752.9 million during the period.

Operating loss was NT$70.4 million in the first quarter compared with NT$113.5 million during the fourth quarter. The decrease in operating loss during the quarter was evenly divided between GigaMedia's online and offline business units.

Non-operating income during the first quarter consisted of interest income of NT$3.7 million, foreign exchange loss of NT$193 thousand, and investment income of NT$4.2 million. Non-operating income increased to NT$7.9 million in the first quarter of 2003 from a loss of NT$113.0 million in the previous quarter, primarily due to an investment loss recorded during the fourth quarter and the impact of foreign exchange rate fluctuations on U.S. dollar denominated assets.

The company reported a net loss of NT$50.1 million for the first quarter versus a loss of NT$154.3 million in the fourth quarter, mainly due to variations in non-operating income between the periods, as well as inventory revaluation costs in both online and offline business units recorded during the fourth quarter.

Cash and other cash equivalents at the end of the first quarter totaled NT$1.1 billion, not including additional short-term investments totaling NT$842.9 million, compared to NT$1.2 billion and NT$855.3 million, respectively, during the previous period, representing a total decrease of approximately NT$114.8 million.

GigaMedia's long-term investments include an investment of US$10 million with a maturity date of 2005.

BUSINESS SEGMENT RESULTS

ONLINE ENTERTAINMENT (BROADBAND ISP)

FIRST QUARTER 2003 RESULTS COMPARED TO FOURTH QUARTER 2002 RESULTS


          CATEGORY                        1Q03                          4Q02                    VARIATION (%)
-----------------------------      -------------------           ------------------          ----------------
       Total revenues               NT$161.2 million              NT$154.4 million                   4
-----------------------------      -------------------           ------------------          ----------------
      Access revenues               NT$153.8 million              NT$149.1 million                   3
-----------------------------      -------------------           ------------------          ----------------
        Subscribers                      103,375                       108,016                      -4
-----------------------------      -------------------           ------------------          ----------------
            ARPU                         NT$416                        NT$388                        7
-----------------------------      -------------------           ------------------          ----------------
  Total costs and expenses          NT$200.0 million              NT$221.8 million                  -10
-----------------------------      -------------------           ------------------          ----------------
       Operating cost               NT$132.8 million              NT$150.7 million                  -13
-----------------------------      -------------------           ------------------          ----------------
            SG&A                     NT$50.9 million               NT$53.3 million                  -4
-----------------------------      -------------------           ------------------          ----------------
  Operating income (loss)           (NT$38.6 million)             (NT$67.4 million)                 -43
-----------------------------      -------------------           ------------------          ----------------
     Net income (loss)              (NT$32.7 million)             (NT$70.1 million)          (Not meaningful)
-----------------------------      -------------------           ------------------          ----------------
    Operating cash burn
including capex (quarterly)*         NT$3.6 million                NT$35.6 million                  -89
-----------------------------      -------------------           ------------------          ----------------


------------------

*We define operating cash burn including capex as EBIT plus non-cash items minus capex. Operating cash burn per month including capex declined from NT$11.9 million to NT$1.2 million, quarter over quarter.

TOTAL REVENUES AND CORPORATE ACCESS REVENUES INCREASED

Total revenues for the quarter ended March 31, 2003 increased 4% to NT$161.2 million from NT$154.4 million during the previous quarter.

Total access revenues increased 3% to NT$153.8 million, compared with NT$149.1 million for the quarter ended December 31, 2002, due mainly to a slight increase in ARPU in our subscriber base. The company's continued focus on migrating users to higher specification products helped support ARPUs during the period. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Total corporate revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") increased approximately 42% during the first quarter.

The ISP business recorded content subscription revenues of NT$4.2 million during the period, as compared to NT$4.9 million during the fourth quarter. Content revenues consist mainly of subscriber revenues from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw).

Sales/rental/installation revenues in the ISP business, which include cable modem, ADSL retail installation packs, net cards and routers, increased to NT$597 thousand for the first quarter from NT$323 thousand during the fourth quarter.

Advertising revenues decreased to NT$228 thousand in the first quarter from NT$287 thousand for the fourth quarter. The company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues going forward.

COSTS AND EXPENSES DECREASED

Total costs and expenses decreased by 10%, to NT$200.0 million in the first quarter from NT$221.8 million in the prior period.

Operating costs decreased in the first quarter to NT$132.8 million versus NT$150.7 million in the previous quarter, largely due to modem revaluation and bad debt expenses recorded during the fourth quarter totaling approximately NT$15.1 million. Operating costs during the period consisted mainly of costs associated with business operations and customer service departments of NT$45.3 million, telecommunications costs of NT$52.5 million, and depreciation cost of network equipment other than cable modems amounting to NT$29.4 million.

Included in this quarter's operating costs was amortization of our licensing payment to our partner EMI Music Asia, which totaled NT$5.7 million. The licensing payment is related to the development of our subsidiary GigaMusic. In 2001, GigaMedia and EMI Music Asia invested in GigaMusic to develop a paid online music site. However, the site has not been launched and GigaMedia intends to terminate the agreement. GigaMedia filed an application for arbitration in Singapore on March 28, 2003 to resolve the disputes in connection with the strategic agreement entered into by the company, GigaMusic.com, and EMI Music Asia. The arbitration process is expected to last several months.

The company achieved its seventh straight quarter of reduced SG&A costs as it continues to tightly monitor customer acquisition and retention costs. GigaMedia's SG&A costs declined by approximately NT$2.4 million, or 4%, during the quarter to NT$50.9 million.

OPERATING LOSS NARROWED

Operating loss decreased by 43% to NT$38.6 million from NT$67.4 million, quarter over quarter.

NET LOSS DECREASED

Net loss decreased in the first quarter to a loss of NT$32.7 million from a loss of NT$70.1 million, resulting primarily from a reduction in operating loss in the period.

OPERATING CASH BURN DECREASED

Operating cash burn was NT$3.6 million during the quarter, or NT$1.2 million per month, versus NT$35.6 million in the fourth quarter, or NT$11.9 million per month. The decline in operating cash burn was driven by reduced operating losses during the period. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex.

ARPU INCREASED

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services increased during the first quarter to NT$416, compared with NT$388 in the fourth quarter. This was achieved despite strong market competition and continued price pressure. Management expects minimal ARPU gains in the foreseeable future.

One-way ARPU increased 28% to NT$296 compared to NT$231 during the previous quarter, due to termination of GigaMedia's no minimum meter rate package. ARPU for two-way cable during the period decreased slightly to NT$612 compared with NT$618 during the previous period. ARPU for ADSL for the three-month period increased 6% to NT$387 from NT$363, due primarily to an increase in the number of subscribers to higher specification products during the period.

OFFLINE MUSIC DISTRIBUTION (G-MUSIC)

The following represents the results of the Rose Records and Tachung Records music store chains for the three-month period.


G-MUSIC FIRST QUARTER 2003 RESULTS COMPARED TO FOURTH QUARTER 2002 RESULTS
The following reflects the results of G-Music, not GigaMedia's 58.6% interest in G-Music, during the periods indicated. Minority interests have not been excluded.

          CATEGORY                        1Q03                           4Q02                  VARIATION (%)
-----------------------------      -------------------           ------------------          ----------------
       Total revenues               NT$752.9 million               NT$790.8 million                  -5
-----------------------------      -------------------           ------------------          ----------------
            COGS                    NT$655.6 million               NT$689.2 million                  -5
-----------------------------      -------------------           ------------------          ----------------
        Gross margin                       13%                            13%                         0
-----------------------------      -------------------           ------------------          ----------------
            SG&A                    NT$129.0 million               NT$147.7 million                  -13
-----------------------------      -------------------           ------------------          ----------------
  Total costs and expenses          NT$784.6 million               NT$836.9 million                  -6
-----------------------------      -------------------           ------------------          ----------------
  Operating income (loss)           (NT$31.8 million)              (NT$46.1 million)                 31
-----------------------------      -------------------           ------------------          ----------------
     Net income (loss)              (NT$29.8 million)              (NT$49.0 million)                 39
-----------------------------      -------------------           ------------------          ----------------



TOTAL REVENUES DOWN

Total revenues for the quarter ended December 31, 2002 were NT$752.9 million, down 5% from the NT$790.8 million recorded during the prior period, attributable to the overall decline in Taiwan's recorded music market. GigaMedia records offline music business revenues under sales revenues.

COSTS AND EXPENSES DECLINED

Total COGS, net of return and allowance for the quarter ended March 31, 2003, was NT$655.6 million, a decrease of approximately NT$33.6 million, or 5% quarter over quarter. The decline in COGS was in line with the decline in total revenues during the period. Gross margin for the offline music business was flat at 13%, or NT$97.3 million. Gross margin in the music distribution business remains under pressure from an overall decline in the market. GigaMedia records COGS from its offline music business under cost of sales.

G-Music recorded a decrease in SG&A costs during the first quarter of approximately NT$18.7 million, primarily related to inventory revaluation costs recorded under SG&A during the fourth quarter.

OPERATING MARGIN IMPROVED

Operating margin for the quarter ended March 31, 2003 was negative 4%, or an operating loss of NT$31.8 million. This represented a decrease of approximately NT$14.3 million over the fourth quarter, due primarily to lowered SG&A costs during the first quarter.

NET LOSS DECREASED

Net loss decreased from negative NT$49.0 million to negative NT$29.8 million, primarily due to lowered SG&A costs during the first quarter.

BUSINESS OUTLOOK

There has been a recent outbreak of Severe Acute Respiratory Syndrome ("SARS") in Taiwan where GigaMedia's revenues are derived and where the company's employees are located. The company is continuing to monitor the possible implications of the SARS outbreak, but at this time it is difficult to quantify the future impact on the business. For example, the SARS outbreak could result in quarantines or closures of some of the company's offices, which would severely disrupt the company's operations. In addition, the SARS outbreak is impacting consumer behavior. Due to the uncertainty surrounding the SARS outbreak, GigaMedia cannot at this time provide clear and accurate guidance on expected financial results in the coming months.

ABOUT GIGAMEDIA

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately 50% market share in Taiwan.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.


CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

                               (Tables to follow)
================================================================================

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS
          for the quarters ended March 31, 2003 and December 31, 2002


                                                              1Q03                    4Q02
                                                           -----------             -----------
                                                               NT$                     NT$
                                                           -----------             -----------
Operating revenue
  Access revenue                                           153,747,807             149,081,083
  Sales/rental/installation                                738,490,527             775,860,937
  Web development revenues                                                                   0
  Advertising and promotional revenue                       15,212,351              15,507,137
  Subscription revenue                                       4,151,738               4,869,220
  Other revenue                                              2,475,581                (146,840)
                                                           -----------             -----------
    Total                                                  914,078,004             945,171,537
                                                           -----------             -----------
Cost and expenses
  Operating cost                                           132,819,405             150,219,742
  Cost of sales/rental/installation                        660,596,334             693,854,827
  Web development expenses                                                                   0
  Product development and
   engineering expenses                                     10,797,099              13,189,531
  Selling and marketing expenses                           129,290,997             152,567,113
  General and administrative expenses                       50,623,777              42,027,340
  Bad debt expenses                                            303,006               6,813,574
  Goodwill valuation expenses                                                      323,565,023
  Other costs                                                        0             302,414,178
                                                           -----------             -----------
    Total                                                  984,430,618           1,382,237,150
                                                           -----------           -------------

Operating loss                                             (70,352,614)           (437,065,613)
                                                           -----------             -----------
Non-operating income (expense)
  Interest income                                            3,690,985               9,714,076
  Foreign exchange gain (loss)-net                            (192,975)             (5,953,611)
  Investment income                                          4,183,675             (91,080,130)
  Gain from disposal of property, plant, equity                (38,620)            (24,521,767)
  Interest income (expense)                                 (1,203,740)             (1,131,494)
  Other non-operating income (expense)                       1,454,658                  20,942
                                                           -----------             -----------
  Total non-operating income-net                             7,893,983            (112,951,984)
                                                           -----------             -----------
Income tax (expense)                                                 0               4,866,083
                                                           -----------             -----------
  Minority interest income                                  12,318,028              67,681,679
                                                           -----------             -----------
  Pre-acquisition earnings                                           0                (359,798)
                                                           -----------             -----------
Net income (loss)                                          (50,140,603)           (477,829,633)
                                                           ===========            ============
Net loss per common share                                        (1.00)                  (9.53)
                                                           ===========            ============
Average shares outstanding                                  50,154,000              50,154,000


                               GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET
                      March 31, 2003 and December 31, 2002


                                                1ST QUARTER 2003      4TH QUARTER 2002
                                                ----------------      ----------------
ASSETS                                                NT$                   NT$
--------------                                  ----------------      ----------------
CURRENT ASSETS                                   Consolidated          Consolidated
        Cash and cash equivalents               1,138,717,490         1,241,156,606
        Short-term investments                    842,866,066           855,272,747
        Accounts receivable                       150,565,490           133,307,781
        Receivable from related parties                     0                     0
        Inventories-net                           307,151,203           360,216,481
        Prepaid expenses                           20,647,818            19,868,580
        Restricted cash                            28,000,000           100,449,047
        Other current assets                      149,534,687           167,443,092
                                                -------------         -------------
          Total Current Assets                  2,637,482,754         2,877,714,334
                                                -------------         -------------
INVESTMENT
        Total investments                         921,229,025           641,088,040
                                                  -----------           -----------

PROPERTY, PLANT AND EQUIPMENT-NET
          Net                                     708,288,706           738,938,134
                                                  -----------           -----------

INTANGIBLE ASSETS-NET
          Net                                     259,544,027           267,401,149
                                                  -----------           -----------

OTHER ASSETS
          Total Other Assets                      168,024,800           170,896,219
                                                  -----------           -----------

TOTAL ASSETS                                    4,694,569,312         4,696,037,876
                                                =============         =============



LIABILITIES & SHAREHOLDERS' EQUITY                    NT$                   NT$
----------------------------------               ------------          ------------
                                                 Consolidated          Consolidated
                                                 ------------          ------------
CURRENT LIABILITIES
        Loan                                               0            93,000,000
        Accounts payable                         461,260,844           473,077,742
        Payable to related parties                         0            18,078,815
        Payable to equipment suppliers                     0               441,236
        Accrued salaries and bonus                19,750,840            44,609,960
        Accrued expenses                          52,735,963            53,150,057
        Lease obligations                                  0                     0
        Other current liabilities                 41,000,555           117,953,781
                                                  ----------           -----------
          Total Current Liabilities              574,748,202           800,311,591
                                                 -----------           -----------
OTHER LIABILITIES
          Total Other Liabilities                 51,624,149            48,668,859
                                                  ----------            ----------
          Total Liabilities                      626,372,351           848,980,450
                                                 -----------           -----------
        Minority interest                        214,862,350           227,180,378
                                                 -----------           -----------
SHAREHOLDERS' EQUITY
          Total Shareholders' Equity           3,853,334,612         3,619,877,048
                                               -------------         -------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                           4,694,569,313         4,696,037,876
                                               =============         =============


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  GigaMedia Limited
                                                  ------------------------------
                                                  (Registrant)


Date: May 16, 2003                                By: /s/ Hsia, Winston
------------------                                ------------------------------
                                                  (Signature)
                                                  Name: Hsia, Winston
                                                  Title: Chief Financial Officer